FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date : October 1, 2008

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	English translation of an amendment of the extraordinary report regarding an acquisition of the mobile phone-related business of SANYO Electric Co., Ltd. by means of a corporate split filed with the Kanto Local Finance Bureau of the Ministry of Finance of Japan (“Rinjihoukokusho”)

1. Reason for Filing

Kyocera Corporation (the “Company”) filed an extraordinary report, pursuant to Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7 of Paragraph 2 of Article 19 of the Ordinance of Cabinet Office relating to Disclosure of Corporation, because a meeting of its Board of Directors held on January 21, 2008 authorized the Company to acquire the mobile phone-related business of SANYO Electric Co., Ltd. (“SANYO”) by means of a corporate split effective on April 1, 2008, and the final agreement relating thereto was executed following such authorization. The Company filed an amendment to such extraordinary report pursuant to Paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law because a meeting of its Board of Directors held on January 29, 2008 authorized the execution of the corporate split agreement and, following such resolution, the Company executed such agreement on January 30, 2008.

The Company hereby files an amendment to such extraordinary report pursuant to Paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law because consideration for corporate split has been finalized as of September 30, 2008.

2. Matters Amended

Amended portions are indicated by underlines as follows:

(Before amendment)

(3) Form of a corporate split, number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company, and rights and obligations to be acquired by the Company

(Certain paragraphs are omitted intentionally.)

Number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company (consideration for corporate split)

(i) Cash in an amount calculated by subtracting the amount of outstanding debts accruing interest to be acquired as of the effective date of the corporate split from, and adding the amount of cash and deposits to be acquired as of the effective date of the corporate split to, the total value of the acquired business, subject to further adjustment as separately agreed between the Company and SANYO, plus the rights of SANYO to require payment from the Company (the breakdown of such cash and rights shall be separately agreed between the parties), as well as (ii) rights of SANYO to payment by the Company that can not by their nature be included in the acquired credits, such as accounts payable of the Company to SANYO. The above mentioned total value of the acquired business has been agreed to be 50 billion yen, and after deducting an amount of cash and deposits to be reserved for SANYO for operational purposes (a condition precedent in determining such value) it has been fixed at approximately 40 billion yen. The final amount of consideration will be determined after the effective date of the corporate split, at which time notice thereof will be given. No shares of the Company will be allocated to SANYO in such split.

Rights and obligations to be acquired by the Company

As of the effective date of this corporate split, the Company shall acquire the assets, debts, employment agreements and other rights and obligations relating to the mobile phone-related business of SANYO.

(Certain paragraphs are omitted intentionally.)

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(5) Status of the Company after a corporate split

Trade Name	Kyocera Corporation

Location of Headquarters	6 Takeda, Tobadono-cho, Fushimi-ku, Kyoto-City, Kyoto

Title and Name of Representatives	Makoto Kawamura, President and Director

Capital amount	115,703 million yen (Consolidated basis)

Shareholders’ Equity	To be increased by the amounts to be acquired as a result of a corporate split

Total Assets	To be increased by the amounts to be acquired as a result of a corporate split

Principal Businesses	Manufacture and sale of fine ceramic related products, electronic device related products, and telecommunication and information equipment.

(After amendment)

(3) Form of a corporate split, number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company, and rights and obligations to be acquired by the Company

(Certain paragraphs are omitted intentionally.)

Number of shares of the acquiring company or any other assets to be allocated to the company undertaking such split by the acquiring company (consideration for corporate split)

(i) Cash in an amount calculated by subtracting the amount of outstanding debts accruing interest to be acquired as of the effective date of the corporate split from, and adding the amount of cash and deposits to be acquired as of the effective date of the corporate split to, the total value of the acquired business, subject to further adjustment as separately agreed between the Company and SANYO, plus the rights of SANYO to require payment from the Company (the breakdown of such cash and rights shall be separately agreed between the parties), as well as (ii) rights of SANYO to payment by the Company that can not by their nature be included in the acquired credits, such as accounts payable of the Company to SANYO. The above mentioned total value of the acquired business has been agreed to be 50 billion yen, and after deducting an amount of cash and deposits to be reserved for SANYO for operational purposes (a condition precedent in determining such value) it has been fixed at approximately 40 billion yen. The total amount of consideration for the corporate split under the corporate split agreement dated January 30, 2008 has been finalized as the aggregate of (i) 43.7 billion yen, which is the amount of consideration for the business acquisition, and (ii) 16.4 billion yen, which is comprised of claims by SANYO against the Company relating to accounts payable and other unpaid liabilities of the acquired business, which SANYO paid to the respective creditors after the effective date of the corporate split in respect of such acquired business. No shares of the Company have been allocated to SANYO in such split.

Rights and obligations to be acquired by the Company

As of the effective date of this corporate split, the Company acquired the assets, debts, employment agreements and other rights and obligations relating to the mobile phone-related business of SANYO.

(Certain paragraphs are omitted intentionally.)

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(5) Status of the Company after a corporate split as of June 30, 2008

Trade Name	Kyocera Corporation

Location of Headquarters	6 Takeda, Tobadono-cho, Fushimi-ku, Kyoto-City, Kyoto

Title and Name of Representatives	Makoto Kawamura, President and Director

Capital amount	115,703 million yen (Consolidated basis)

Shareholders’ Equity	1,498,242 million yen (Consolidated basis)

Total Assets	2,078,635 million yen (Consolidated basis)

Principal Businesses	Manufacture and sale of fine ceramic related products, electronic device related products, and telecommunication and information equipment.

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